SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      The Empire District Electric Company
             (Exact name of registrant as specified in its charter)

          Kansas                                     44-0236370
-------------------------                   -------------------------
(State of incorporation                           (I.R.S. Employer
    or organization)                             Identification No.)

         602 Joplin Street
         Joplin, Missouri                              64801
---------------------------------------     --------------------------
(Address of principal executive offices)            (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered
--------------------------------------   ---------------------------------------
   Preference Stock Purchase Rights                New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /X/

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) check the following box. / /

     Securities Act registration statement file number to which this form relates:

------------------------------------------
         (if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


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Item 1. Description of Securities to be Registered

     On April 27, 2000 the Board of Directors of The Empire District Electric Company (the "Company") adopted and approved the execution of the Rights Agreement, dated as of April 27, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement" and the rights issuable thereunder, the "Rights"). A summary of the Rights follows:

Summary of Rights

     On April 27, 2000 the Board of Directors of The Empire District Electric Company declared a dividend distribution of one Right for each outstanding share of Common Stock, $1 par value (the "Common Stock"), of the Company. The distribution was payable on July 26, 2000 (the "Record Date") to the stockholders of record on the Record Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preference Stock (the "Preference Stock"), at a price of $75.00 per one one-hundredth share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement between the Company and the Rights Agent.

     Until the earlier to occur of (i) ten calendar days following the date (the "Shares Acquisition Date" (which date shall not be deemed to have occurred solely by reason of the approval, execution or delivery of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 10, 1999, between the Company and UtiliCorp United Inc., a Delaware corporation ("UCU") or the consummation of the transactions contemplated thereby)) of public announcement that a person or group of affiliated or associated persons (an "Acquiring Person" (which term shall not include UCU or any of its respective "Affiliates" and "Associates" which may otherwise become Acquiring Persons solely by reason of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby)) acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of the Common Stock (a "Substantial Block") or (ii) ten calendar days following the commencement or announcement of an intention to make a tender offer or exchange offer if, upon consummation thereof, such person would be an Acquiring Person (the earlier of such dates being called the "Distribution Date" (which date shall not be deemed to have occurred solely by reason of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby)), the Rights will be evidenced with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. A person shall not be deemed the beneficial owner of a Substantial Block if such person, together with all affiliates and associates of such person, (a) beneficially owns less than 20% of the outstanding shares of Common Stock, (b) acquired all of such shares without the intention of effecting control of the Company, and (c) disposes of enough shares within ten calendar days of having acquired a


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Substantial Block such that they would no longer beneficially own 10% or more of the outstanding shares of Common Stock. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on July 25, 2010 unless earlier redeemed or exchanged by the Company as described below.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a person or group becomes the beneficial owner of more than 10% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Board of Directors of the Company determines to be fair to and otherwise in the best interests of the Company and its shareholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the immediately preceding paragraph or a merger which follows an offer described in the immediately preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been annulled and voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two


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times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of shares of Preference Stock (or Common Stock, cash, property or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preference Stock, (ii) upon the grant to holders of the Preference Stock of certain rights or warrants to subscribe for shares of the Preference Stock or convertible securities at less than the current market price of the Preference Stock or (iii) upon the distribution to holders of the Preference Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Preference Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractional shares which are integral multiples of one one-hundredth of a share of Preference Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Stock on the last trading date prior to the date of exercise.

     At any time after there is an Acquiring Person, and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which shall have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preference Stock having the same market value) per Right (subject to adjustment).

     At any time prior to 5:00 P.M. New York City time on the tenth calendar day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Preference Stock will rank junior to all series of the Company's cumulative preferred stock with respect to payment of dividends and as to distribution of assets in liquidation. Each share of Preference Stock will have a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend (other than a dividend


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payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments. The Preference Stock will not be redeemable. In the event of liquidation, the holders of the Preference Stock will be entitled to receive a preferred liquidation payment per share of $7,500 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain adjustments. Generally, each share of Preference Stock will vote together with the Common Stock and any series of cumulative preferred or preference stock entitled to vote in such manner and will be entitled to 100 votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preference Stock will be entitled to receive 100 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting and liquidation rights of the Preference Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Preference Stock's dividend, voting, liquidation and other rights, the value of the one one-hundredth of a share of Preference Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

     Other than those provisions relating to the principal economic terms of the Rights and the time period within which to redeem the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, with certain limitations, to shorten or lengthen any time period under the Rights Agreement.

     So long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. 500,000 shares of Preference Stock have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person who attempts to acquire the Company without conditioning his offer on a substantial number of Rights being acquired. The Rights will not affect a transaction approved by the Company prior to the existence of an Acquiring Person, because the Rights can be redeemed before the consummation of such transaction.

     A copy of the Rights Agreement has been filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the


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quarterly period ended March 31, 2000. The foregoing description of the Rights does not purport to be complete and is qualified in its entirely by reference to such exhibit, which is hereby incorporated by reference.

Item 2. Exhibits

     1 Rights Agreement, dated as of April 27, 2000, between The Empire District Electric Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (herein incorporated by reference to Exhibit 4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000)



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duty caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                             THE EMPIRE DISTRICT ELECTRIC COMPANY




                             By:   /s/  Robert B. Fancher
                                   ---------------------------------------
                                   Name:  Robert B. Fancher
                                   Title: Vice President-Finance




Dated:  July 18, 2000




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                                  EXHIBIT INDEX


Number                  Description

     1 Rights Agreement, dated as of April 27, 2000, between The Empire District Electric Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (herein incorporated by reference to Exhibit 4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000).